UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-16857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Horizon Offshore 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042

HORIZON OFFSHORE 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm
To Participants and the Administrator of the
Horizon Offshore 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Horizon Offshore 401(k) Plan (the “Plan”), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Grant Thornton LLP
Houston, Texas
July 13, 2007

HORIZON OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments, at fair value	$8,423,464	$6,702,111

Total assets	$8,423,464	$6,702,111

LIABILITIES
Administrative expenses payable	$2,485	$10,034
Net unsettled purchases of investments	—	2,322
Distributions payable	1,183	—
Excess contributions payable to participants	19,537	32,602

Total liabilities	$23,205	$44,958
Net assets available for benefits	$8,400,259	$6,657,153

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME:
Net appreciation in fair value of investments	$360,439
Interest and dividends	277,045
CONTRIBUTIONS:
Participants	1,378,821
Employer (see Note 1)	464,457

Total additions	2,480,762

Benefits paid to participants	711,611
Administrative expenses	26,045

Total deductions	737,656

Net increase in net assets available for benefits	1,743,106
Net assets available for benefits at beginning of year	6,657,153

Net assets available for benefits at end of year	$8,400,259

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
1. SUMMARY OF THE PLAN:
General
     The following description of the Horizon Offshore 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is for the exclusive benefit of all eligible employees of Horizon Offshore, Inc. and its subsidiaries (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.
Eligibility and Contributions
     All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement, were not a leased employee, were not a non-resident alien, and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.
     Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant’s eligible annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($15,000 for 2006 and $14,000 for 2005). Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount ($5,000 for 2006 and $4,000 for 2005).
     The Company makes a matching contribution (Employer Matching Contribution), which in 2006 was equal to 50 percent of participant contributions up to the first 6 percent of participant contributions (maximum of 3% of participant compensation in any Plan year). The Employer Matching Contribution is made in cash and follows the participant’s personal investment elections. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2006 or 2005.
     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.
     Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution and the participant’s share of the income and any appreciation or depreciation of the funds invested.
Vested Benefits
     Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested Service	Vested Percentage
Less than 2	0%
2	20
3	40

Years of Vested Service	Vested Percentage
4	60
5	80
6	100
     The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date.
Forfeitures
     The Plan also provides that forfeitures, if any, will reduce the amount of the Company’s Employer Matching Contribution or Plan expenses. The Company used $33,594 in forfeitures to pay Plan expenses during 2006. At December 31, 2006 and 2005, $41,134 and $36,797, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses. The Plan sponsor will absorb all Plan expenses in excess of the forfeiture balance.
Administration
     The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.
Trustee and Custodian of Plan Assets
     Reliance Trust Company serves as the trustee and asset custodian of the Plan. Through December 8, 2006, Metropolitan Life Insurance Company (MetLife) served as the record keeper of the Plan, at which time, MetLife entered into an agreement with FASCore, LLC to administer the Plan on MetLife’s behalf. FASCore, LLC served as record keeper for the remainder of 2006. The contract with MetLife, including existing investment options, did not change with the transition to FASCore, LLC as the new record keeper. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan.
Funds
     Each participant has the right upon enrollment to select fund(s) in which the balance in the participant’s account will be invested. Participants can direct their investment balances in whole percentage increments into various pooled separate accounts offered by Metropolitan Life Insurance Company, a guaranteed investment contract and the Company’s common stock. Participants may subsequently change their investment options or transfer their balances between funds, in whole percentage increments, on any given day.
     Investments in the Company’s common stock represented approximately 6 percent and 9 percent of total Plan assets as of December 31, 2006 and 2005, respectively. During 2006 and 2005, total contributions in the Company’s common stock represented approximately 6 percent and 13 percent, respectively, of total contributions to the Plan.
Loans
     Participants are not allowed to borrow from the Plan.
Benefits
     The participant’s pre-tax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for six months.

     Upon death, permanent disability or retirement, each participant will receive a lump-sum amount equal to the value of his or her account. A participant may be entitled to receive a pre-retirement distribution if they have reached age 59 1/2. The minimum amount that can be withdrawn is $1,000. However, this distribution is not in addition to other benefits and will therefore reduce the value of benefits received at retirement.
     The Plan requires mandatory distribution of a participant’s vested interest in the Plan less than $1,000 upon termination of employment. Should a participant’s vested interest in the Plan be less than $5,000, but more than $1,000, upon termination of employment the amount will be automatically rolled over to an individual retirement account unless elected otherwise by the participant. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.
Federal Income Taxes
     The Plan originally received a determination letter from the IRS dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. On March 17, 2005, the Plan received an updated determination letter stating that the Plan continues to qualify under Section 401(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.
     The Plan failed to pass the Actual Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2005 plan year. The accompanying Statement of Net Assets Available for Benefits include approximately $32,602 as of December 31, 2005 in “excess contributions payable to participants” related to this issue.
     In order to correct the failure of the ADP and ACP Tests for the 2005 Plan year, federal law generally required that corrective distributions be made no later than the end of the following year. The Company fully settled the 2005 corrective distribution obligation during 2006.
     The Plan failed to pass the ADP Test and the ACP Test for the 2006 plan year. In order to correct these testing failures, federal law generally requires that corrective action be completed no later than December 31, 2007 to avoid Plan disqualification. For the corrective distributions to be considered taxable income during 2006, federal law requires the corrective distribution to be made no later than March 15, 2007. The Company made the necessary corrective distributions on March 9, 2007. The corrective distribution was $19,537 as of December 31, 2006 and is included in the accompanying Statement of Net Assets Available for Benefits.
     Considering the remedial actions taken pursuant to the provisions of the Plan document, management believes that the failed nondiscrimination testing will not affect the tax-exempt status of the Plan.
     The Company adopted a Prototype Non-Standardized 401(k) Profit Sharing Plan and Trust which received a favorable opinion letter from the IRS on March 17, 2005 which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company identified certain operational issues and omissions with respect to the Plan during 2005. The operational issues were corrected under the IRS Self-Correction Program and did not result in any additional contributions to or distributions from the Plan.
Termination of the Plan
     The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.
Amendment to the Plan
     On January 1, 2006, an amendment to the final 401(k) and 401(m) regulations became effective regarding hardship withdrawals. Plan participants were mailed and e-mailed a summary of material modifications in October 2006. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting and Investment Valuation

     The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.
     Pursuant to Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” issued in December 2005, guaranteed investment contracts are presented at fair value in the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed, see “Change in Accounting Principal” below. The fair value of the MetLife Guaranteed Investment Contract approximated its contract value at December 31, 2006 and 2005. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, and these investments have fully benefit-responsive features. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The MetLife Guaranteed Investment Contract did not meet the new definition of a fully benefit-responsive investment contract for 2006 and is therefore recorded at its fair value.
     The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year.
     The MetLife Stock Market Index Guarantee Fund offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The unit value is the dollar value of one unit, determined as of the close of each business day.
     The Company’s common stock is valued at the last reported sales price on the Nasdaq Global Market on the last business day of the Plan year.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Net appreciation (depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s share of the investment income.
Change in Accounting Principle
     In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (FSP). The FSP amends the guidance in AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans”, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan provides for various investments in pooled separate accounts, a guaranteed investment contract and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.
Benefits and Expenses
     Administrative expenses, including legal and accounting fees, are paid by the Plan Sponsor. Trustee expenses are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer’s contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.
3. RELATED PARTY TRANSACTIONS:
     Plan investments include shares of mutual funds managed by MetLife. Metlife, the recordkeeper, has assumed the responsibility for certain trustee administration functions and duties on behalf of Reliance Trust Company, the trustee. Certain Metlife investments are included in the investment options of the plan, in addition to Company stock. Metlife and Horizon Offshore, Inc., are therefore, considered parties-in-interest.
4. INVESTMENTS:
     The carrying values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

Investments at fair value	2006	2005
Pooled separate accounts-
Janus Balanced Fund	$1,450,078	$1,062,303
MetLife Stock Market Index Guarantee Fund	1,013,310	940,446
American Century: 20th Century Ultra Fund	912,830	817,670
American Century Strategic Allocation Aggressive	960,342	647,642
Janus Worldwide Fund	729,996	546,498
American Century Strategic Allocation Moderate	545,566	390,993
Dreyfus Founders Growth Fund	524,907	376,305
American Century Strategic Allocation Conservative	440,632	340,522
Metropolitan Insurance Company, guaranteed investment contract, 4.20% and 4.20%	1,297,520	1,001,333
Horizon Offshore, Inc., common stock	548,283	578,399

     During the year ended December 31, 2006, the Plan’s investments appreciated (depreciated) in value as follows:

2006
Pooled separate accounts	$390,555
Horizon Offshore, Inc., common stock	(30,116)

Net appreciation in fair value of investments	$360,439

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$8,400,259	$6,657,153
Accrued expenses payable	2,485	10,034
Net unsettled purchases of investments	—	2,322
Distributions payable	1,183	—
Excess contributions payable to participants	19,537	32,602

Net assets available for benefits per the Form 5500	$8,423,464	$6,702,111

     The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

2006
Changes in net assets available for benefits per the financial statements	$1,743,106
Excess contributions payable to participants, net	(13,065)
Administration expenses, net	(7,549)
Distributions to participants	1,183
Net unsettled purchases of investments	(2,322)

Changes in net assets available for benefits per the Form 5500	$1,721,353

6. SUBSEQUENT EVENTS (UNAUDITED):
     On January 25, 2007, the Company changed its trustee to Delaware Charter Guarantee and Trust Company (d/b/a Principal Trust Company) and changed its record keeper to Principal Financial Group. The Company also changed the type of its employee benefit plan to a safe-harbor plan (the 2007 Plan), which allows the Company to be “deemed to satisfy” the ADP/ACP testing and top heavy non-discrimination tests. All assets available for benefits as of January 25, 2007 were transferred to the Principal Financial Group. In connection with transferring the assets of the Plan to the Principal Financial Group, investment elections also changed. Participants in the 2007 Plan are able to invest in several fund options, including mutual funds, Principal index funds, and the Company’s common stock. Eligibility and entry into the 2007 Plan remain the same, except the participant must satisfy three months of service with the Company, and participants may choose to contribute 1 percent to 100 percent of eligible annual compensation (subject to maximum IRS limits). The Employer Matching Contribution will be 100 percent of the first 3 percent of participant contributions, plus 50 percent of the next 2 percent of participant contributions (maximum of 4 percent of participant compensation for the year). The Employer Matching Contribution is always 100% vested. The 2007 Plan administrator and the 2007 Plan’s tax counsel believe that the 2007 Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
     In connection with the change in trustee and record keeper and the transfer of funds to the 2007 Plan, the Company was required to terminate its guaranteed investment contract on January 24, 2007. Upon termination, the Company paid all required fees for early termination of the guaranteed investment contract and all participants received their full account balance upon transfer of funds to the 2007 Plan. The Company paid these amounts in January 2007.
     On June 11, 2007, the Company announced that it has entered into an Agreement and Plan of Merger (the Merger Agreement) with Cal Dive International, Inc. (Cal Dive). Pursuant to the Merger Agreement, and upon closing of this contemplated transaction, Cal Dive will, or will cause its subsidiaries to, give each employee of the Company or its subsidiaries full credit for his or her years of service for purposes of eligibility, vesting and benefit accrual under Cal Dive’s 401(k) plan or arrangement to the same extent such service was credited under the Company’s 2007 Plan immediately prior to the closing of the merger. In addition, employees of the Company shall be immediately eligible to participate, without any waiting time, in Cal Dive’s 401(k) plan to the extent coverage under such plan replaces coverage under the Company’s 2007 Plan in which such employee participated immediately before the closing of the merger.

SCHEDULE I
HORIZON OFFSHORE 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

		Description of investment,
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par
	lessor, or similar party	or maturity value	Cost	Current value
(a)	(b)	(c)	(d)(1)	(e)

*	Metropolitan Insurance Company	Guaranteed Investment Contract		$1,297,520
	American Century Investment Management	American Century Strategic Allocation: Aggressive Fund		960,342
	American Century Investment Management	American Century Strategic Allocation: Moderate Fund		545,566
	American Century Investment Management	American Century Strategic Allocation: Conservative Fund		440,632
	Janus Capital Corporation	Janus Balanced Fund		1,450,078
*	Metropolitan Insurance Company	MetLife Stock Market Index Guarantee Fund		1,013,310
	Founders Asset Management	Dreyfus Founders Growth Fund		524,907
	American Century Investment Management	American Century: 20th Century Ultra Fund		912,830
	Janus Capital Corporation	Janus Worldwide Fund		729,996
*	Horizon Offshore, Inc.	Common Stock, $0.00001 par, 31,947 shares		548,283

		Total investments		$8,423,464

     *Indicates party-in-interest.
     (1) Cost information is omitted, as investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE 401(k) PLAN
Date: July 13, 2007	By:	/s/ Michelle Sneed
Michelle Sneed
Plan Administrator

INDEX TO EXHIBITS

Exhibit
Number

23.1	-	Consent of Independent Registered Public Accounting Firm